

21002852

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Pr**ANNUAL AUDITED REPORT**
Section **FORM X-17A-5**
MAR 03 2021   **PART III**

Washington DC FACING PAGE

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SEC FILE NUMBER
8-69451

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilshire Pacific Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8447 Wilshire Blvd., Suite 202
(No. and Street)

Beverly Hills   CA   90211
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric J. Weissman - (310) 526-3323
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
                   (Name – if individual, state last, first, middle name)

18455 Burbank Blvd., Suite 404 Tarzana   CA   91356
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric J. Weissman _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilshire Pacific Capital Advisors, LLC _____, as of _February 23, 2021_____, 20_21_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of _Los Angeles_

On _February 23, 2021_ before me, _Kara Ann Barkhouse_
Date   Here Insert Name and Title of the Officer

personally appeared _Eric Joseph Weissman_

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

> **KARA ANN BARKHOUSE**
> Notary Public - California
> Los Angeles County
> Commission # 2328422
> My Comm. Expires May 16, 2024

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Kara A Barkhouse_

Signature of Notary Public

Place Notary Seal and/or Stamp Above

----------------------------------- **OPTIONAL** -----------------------------------

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Financial Stmts_

Document Date: _2-5-2021_   Number of Pages: _20_

Signer(s) Other Than Named Above: _None_

Capacity(ies) Claimed by Signer(s)

Signer's Name: _Eric Weissman_
- ☑ Corporate Officer – Title(s): _President_
- ☐ Partner – ☐ Limited ☐ General
- ☐ Individual   ☐ Attorney in Fact
- ☐ Trustee   ☐ Guardian or Conservator
- ☐ Other: _____
- Signer Is Representing: _____

Signer's Name: _____
- ☐ Corporate Officer – Title(s): _____
- ☐ Partner – ☐ Limited ☐ General
- ☐ Individual   ☐ Attorney in Fact
- ☐ Trustee   ☐ Guardian or Conservator
- ☐ Other: _____
- Signer Is Representing: _____

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Wilshire Pacific Capital Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Wilshire Pacific Capital Advisors, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Wilshire Pacific Capital Advisors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wilshire Pacific Capital Advisors, LLC's management. My responsibility is to express an opinion on Wilshire Pacific Capital Advisors, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Wilshire Pacific Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Wilshire Pacific Capital Advisors, LLC's financial statements. The Supplemental Information is the responsibility of the Wilshire Pacific Capital Advisors, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Wilshire Pacific Capital Advisors, LLC's auditor since 2018.

Tarzana, California

February 5, 2021

Wilshire Pacific Capital Advisors, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	119,308
Accounts receivable, net		95,298
Prepaid Expenses		-
Total assets	$	214,606

Liabilities

Accounts payable	$	-
Accrued Expenses	$	142,842
Total liabilities		142,842

Member's equity

		-
Member's equity		71,765
Total member's equity		71,765
Total liabilities and member's equity	$	214,606

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Income
For the Year Ended December 31, 2020

Revenues		
Services Income	$	481,554
Commission Income		-
Interest Income		20
Total revenues		481,575
Expenses		
Commission expense		225,000
Occupancy and equipment rental		6,000
Professional fees		14,200
Project Costs		230,461
Other operating expenses		3,027
Total expenses		478,688
Net income (loss) before income tax provision		2,887
Income tax provision		1,700
Net income (loss)	$	1,187

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

	Member's Equity
Balance at December 31, 2019	$ 70,578
Member's distributions	-
Member's contributions	-
Net income (loss)	1,187
Balance at December 31, 2020	$ 71,765

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flow from operating activities:

Net income (loss)		$ 1,187
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable, net	$ (35,518)	
Prepaid expense	-	
Increase (decrease) in liabilities:		
Accounts Payable	-	
Accrued Expenses	10,842	
Commissions Payable	25,000	
Total adjustments		324
Net cash provided by (used in) operating activities		1,511
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member distributions		
Member contributions	-	
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		1,511
Cash at beginning of year		117,798
Cash at end of year		$ 119,308

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	1,700

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Wilshire Pacific Capital Advisors, LLC (the "Company") was organized in the State of California on December 24, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by Eric J. Weissman.

The Company provides limited corporate finance services to small to middle market companies operating within the healthcare industry and others. The Company can also engage in private placements and mergers and acquisitions services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts may be considered necessary because probable uncollectible accounts are material.

Investment advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts. Recent accounting standards as to revenue recognition impact most industries including broker-dealers. The complex arrangements between broker-dealers and their clients pose difficult issues for the new standards, effective in 2019 for calendar reporting non-public entities. The Company believes that its current practices are in conformity with such requirements, albeit industry task forces continue to research specific accounting issues within these standards.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 5, 2021, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Revenue is recorded based on the terms specified in the contract with the Company's clients and excludes any sales incentives or amounts collected on behalf of third parties. The Company recognizes revenue when it has fulfilled its obligation to its clients. The Company does not collect any taxes or regulatory fees from its clients and accordingly does not recognize any revenue related thereto.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue:

> Fees earned: This includes fees earned from investment banking fees, M&A advisory, revenue from research services, and other consulting services.

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial

Note 2: INCOME TAXES

As discussed in Summary of Significant Accountancy Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company provided for $1,700 in California state franchise taxes related to 2020.

The company is subject to audit by taxing agencies for years ending December 31, 2017, 2018 and 2019.

Note 3: ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

Accounts Receivable	$ 95,298.19
Less: Allowance for Doubtful Accounts	(0)
Accounts Receivable, Net	95,298.19

Note 4: LEASE COMMITMENT

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company because the operating lease for the Company's office space is on a month to month basis. Rent expense for the year ended December 31, 2020, was equal to $6,000.

Note 5: RELATED PARTY TRANSACTION / COMMISSIONS PAID TO PRINCIPAL

The Company pays the major portion of its net income to Williamsburg Holdings, LLC, which is wholly owned by the Company's Chief Executive Officer and principal. These payments are included on the accompanying Statement of Income as Commissions, which amounted to $225,000 in 2020.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. One client comprised 99% of the Company's revenue in 2020. Because the Company's ongoing payments by that client have been ordered and approved by a federal bankruptcy court, management believes the accounts receivable due from that client are not subject to significant credit risk.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the 2020 ASU releases to determine relevance to the Company's operations.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $101,466, which was $96,466 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($17,842) to net capital was 0.18 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2020, or during the year then ended.

Note 10: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Wilshire Pacific Capital Advisors, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Computation of net capital

Member's equity	$ 71,765	
Total stockholder's equity		$ 71,765
Less: Non-allowable assets		
Accounts receivable	(95,298)	
Adjustment for Accounts Payable to Eric Weissman (Principa	125,000	
Total non-allowable assets		29,702
Net Capital		101,466

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 1,189	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 96,466
Ratio of aggregate indebtedness to net capital	0.18 :1	

There was no material difference between net capital computation shown here and the net capital computation show on the Company's unaudited Form X-17A-5 report dated 12/31/2020.

See report of independent registered public accounting firm.

Wilshire Pacific Capital Advisors, LLC
Schedule II – Computation for Determination of the Reserve Requirements
Pursuant to SEC Rule 15c-3-3
As of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Schedule III – Information Relating to Possession or Control Requirements for Brokers and
Dealers Pursuant to SEC
Rule 15c-3-3
As of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Wilshire Pacific Capital Advisors, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. §15c3-3(k)
For the Year Ended December 31, 2020

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Wilshire Pacific Capital Advisors, LLC
Beverly Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Wilshire Pacific Capital Advisors, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wilshire Pacific Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Wilshire Pacific Capital Advisors, LLC, stated that Wilshire Pacific Capital Advisors, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Wilshire Pacific Capital Advisors, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Wilshire Pacific Capital Advisors, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2021

Wilshire Pacific Capital Advisors, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2020

WILSHIRE PACIFIC CAPITAL ADVISORS, LLC
8447 WILSHIRE BLVD., SUITE 202
BEVERLY HILLS, CA 90211
TEL 310.526.3323 | FAX 310.388.5405

Assertions Regarding Exemption Provisions

We, as members of management of Wilshire Pacific Capital Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2020.

(Insert Name of Company)

By:

_____
(Eric J. Weissman, President)

2/5/2021

_____
(Date)